U.S. Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted pursuant to Rule 14a-6(g)

1.  Name of the Registrant:

Piedmont Office Realty Trust, Inc.

2.  Name of person relying on exemption:

Lex-Win Acquisition LLC

3.  Address of person relying on exemption:

Two Jericho Plaza

Wing A, Suite 111

Jericho, New York 11753

4.  Written materials.  Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):

                The attached letter was issued on November 8, 2007.

LEX-WIN ACQUISITION LLC

Two Jericho Plaza

Wing A, Suite 111

Jericho, New York 11753

November 8, 2007

ENOUGH IS ENOUGH!

Dear Fellow Stockholder:

By now, you should have received information concerning the upcoming Annual Meeting of stockholders of your company, Piedmont Office Realty Trust, Inc., and management’s recent request to keep your investment illiquid for up to three additional years.  Management still fails to provide any coherent support for its position that an illiquid security is more advisable than a liquid security.  Let’s explore some of the misconceptions management is attempting to exploit relating to a listing of your shares by January 30, 2008.

“Current market conditions would not reflect the long-term value of the company”.  A listing will have ABSOLUTELY NO IMPACT on long-term, short-term or mid-term value of the Company.  Shareholder value is dependent on management’s ability or inability to run the company as well as the market for real estate assets — both of which are factors entirely unrelated to whether the stock is listed.

If shares are listed publicly, will I lose my dividend?  Again, a listing of the shares will have ABSOLUTELY NO IMPACT on the dividends paid by Piedmont.  As a real estate investment trust, Piedmont is required by the Internal Revenue Code to pay annual dividends equal to not less than 90% of annual net-taxable income.  Once again, any increase or decrease in our dividend is dependent on management’s operational skills and is entirely independent of whether or not our stock is listed.

What about liquidation?  Again, a listing will have ABSOLUTELY NO IMPACT on the need or timing of liquidation.  In fact, to the contrary, a listing would permit the company to liquidate, if shareholders desired, at their leisure — not under some artificial deadline.  Moreover, if the shares are listed, liquidation would require stockholder approval in advance of such steps being taken, further enhancing stockholder protections, not reducing them.

How would stockholders benefit from Listing?  You will be free to sell your shares or buy more shares whenever you believe it is in YOUR INTEREST to do so.  In so doing, you will be able to buy or sell at a market price — not at a price or at a time under the control of management.

With all these benefits from Listing, what are the disadvantages?  ABSOLUTELY NONE.  We defy management to advise of any material disadvantage to a stockholder from a public listing of the company’s shares - how else to account for the billions of dollars currently invested in the 150+ publicly registered REITs.

Who benefits if the shares are not Listed?  ONLY MANAGEMENT.  Absent a listing they have little accountability to stockholders because they avoid the report card of the free market and retain control over who can and who cannot be stockholders in your company.

It is time for management to live up to their promises.

It is time for management to be held accountable for its performance through the free market valuation created by a listing.

VOTE NO!  Tell management to list our shares so that we can do with them as we please and at prices set by the market — not as they please.

When you receive your proxy card for this year’s Annual Meeting, VOTE NO!

…And send a strong message to Piedmont management that this is your company!

You have the option to vote online, by telephone or by returning your proxy card by mail.  Vote AGAINST management’s proposals on your proxy card.  No matter how many or how few shares you own, we hope that you will take a moment now to consider who it is that should really be in control of your company.

There’s a reason why this amendment requires stockholder approval!

Take back your company from management.  Vote your proxy AGAINST all of management’s proposals!

                If you have any questions, please contact Mackenzie Partners, Inc. toll-free at (800) 322-2885 or (212) 929-5500 (collect).

Sincerely,
LEX-WIN ACQUISITION LLC

Michael L. Ashner
Chief Executive Officer